Exhibit 99.10

IFRS INR Earning Release

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheets as of	Note	June 30, 2017	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	2.1	23,117	22,625
Current investments	2.2	10,388	9,970
Trade receivables		12,488	12,322
Unbilled revenue		3,945	3,648
Prepayments and other current assets	2.4	5,312	4,856
Derivative financial instruments	2.3	24	284
Total current assets		55,274	53,705
Non-current assets
Property, plant and equipment	2.7	11,848	11,716
Goodwill	2.8	3,701	3,652
Intangible assets		730	776
Investment in associate	2.13	–	71
Non-current investments	2.2	6,061	6,382
Deferred income tax assets		679	540
Income tax assets		6,076	5,716
Other non-current assets	2.4	756	797
Total non-current assets		29,851	29,650
Total assets		85,125	83,355
LIABILITIES AND EQUITY
Current liabilities
Trade payables		260	367
Derivative financial instruments	2.3	45	2
Current income tax liabilities		4,539	3,885
Client deposits		16	32
Unearned revenue		1,998	1,777
Employee benefit obligations		1,423	1,359
Provisions	2.6	404	405
Other current liabilities	2.5	7,612	6,186
Total current liabilities		16,297	14,013
Non-current liabilities
Deferred income tax liabilities		197	207
Other non-current liabilities	2.5	117	153
Total liabilities		16,611	14,373
Equity
Share capital - 5 par value 240,00,00,000 (240,00,00,000) equity shares authorized, issued and outstanding 2,28,56,79,962 (2,28,56,55,150), net of 1,12,64,702 (1,12,89,514) treasury shares as of June 30, 2017 (March 31, 2017), respectively		1,144	1,144
Share premium		2,401	2,356
Retained earnings		64,149	65,056
Cash flow hedge reserves		(27)	39
Other reserves		329	–
Other components of equity		518	387
Total equity attributable to equity holders of the Company		68,514	68,982
Non-controlling interests		–	–
Total equity		68,514	68,982
Total liabilities and equity		85,125	83,355

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statements of Comprehensive Income	Note	Three months ended June 30,
		2017	2016
Revenues		17,078	16,782
Cost of sales	2.15	10,900	10,681
Gross profit		6,178	6,101
Operating expenses:
Selling and marketing expenses	2.15	888	920
Administrative expenses	2.15	1,179	1,134
Total operating expenses		2,067	2,054
Operating profit		4,111	4,047
Other income, net		814	753
Share in associate's profit/ (loss)		–	(2)
Write-down of investment in associate	2.13	(71)	–
Profit before income taxes		4,854	4,798
Income tax expense	2.11	1,371	1,362
Net profit		3,483	3,436

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(3)	(17)
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9		–	(35)
Equity instruments through other comprehensive income, net		–	–
		(3)	(52)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(66)	–
Exchange differences on translation of foreign operations		107	38
Fair value changes on investments, net	2.2	27	–
		68	38
Total other comprehensive income, net of tax		65	(14)

Total comprehensive income		3,548	3,422
Profit attributable to:
Owners of the Company		3,483	3,436
Non-controlling interests		–	–
		3,483	3,436
Total comprehensive income attributable to:
Owners of the Company		3,548	3,422
Non-controlling interests		–	–
		3,548	3,422
Earnings per equity share
Basic ()		15.24	15.03
Diluted ()		15.23	15.03
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		228,56,57,604	228,56,22,329
Diluted		228,70,58,148	228,57,68,122

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W / W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Changes in Equity

(In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company
Balance as of April 1, 2016	228,56,21,088	1,144	2,241	57,655	–	739	–	61,779
Changes in equity for the three months ended June 30, 2016
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9 (3)	–	–	–	–	–	(35)	–	(35)
Shares issued on exercise of employee stock options (Refer note 2.10)	12,406	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	9	–	–	–	–	9
Transferred to other reserves	–	–	–	(276)	276	–	–	–
Transferred from other reserves on utilisation	–	–	–	276	(276)	–	–	–
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(17)	–	(17)
Dividends (including corporate dividend tax)	–	–	–	(3,923)	–	–	–	(3,923)
Net profit	–	–	–	3,436	–	–	–	3,436
Exchange differences on translation of foreign operations	–	–	–	–	–	38	–	38
Balance as of June 30, 2016	228,56,33,494	1,144	2,250	57,168	–	725	–	61,287
Balance as of April 1, 2017	228,56,55,150	1,144	2,356	65,056	–	387	39	68,982
Changes in equity for the three months ended June 30, 2017
Shares issued on exercise of employee stock options (Refer note 2.10)	24,812	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	45	–	–	–	–	45
Transferred to other reserves	–	–	–	(483)	483	–	–	–
Transferred from other reserves on utilisation	–	–	–	154	(154)	–	–	–
Fair value changes on derivatives designated as cash flow hedge, net (Refer note 2.3)	–	–	–	–	–	–	(66)	(66)
Equity instruments through other comprehensive income, net of tax effect (Refer note 2.2)	–	–	–	–	–	–	–	–
Fair value changes on investments, net of tax effect (Refer note 2.2)	–	–	–	–	–	27	–	27
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(3)		(3)
Dividends (including corporate dividend tax)	–	–	–	(4,061)	–	–	–	(4,061)
Net profit	–	–	–	3,483	–	–	–	3,483
Exchange differences on translation of foreign operations	–	–	–	–	–	107	–	107
Balance as of June 30, 2017	2,28,56,79,962	1,144	2,401	64,149	329	518	(27)	68,514

(1)	excludes treasury shares of 1,12,64,702 as of June 30, 2017, 1,12,89,514 as of April 1, 2017, 1,13,11,170 as of June 30, 2016 and 1,13,23,576 as of April 1, 2016, held by consolidated trust.
(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Represents cumulative impact on account of adoption of IFRS 9, recorded in other comprehensive income during the year ended March 31, 2017. The adoption of IFRS 9 did not have a material impact on the financial statements.

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W / W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore)

Condensed Consolidated Statement of Cash Flows	Note	Three months ended June 30,
		2017	2016
Operating activities:
Net Profit		3,483	3,436
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.15	450	400
Income tax expense	2.11	1,371	1,362
Income on investments		(240)	(50)
Effect of exchange rate changes on assets and liabilities		(3)	18
Impairment loss on financial assets		(4)	15
Other adjustments		65	69
Changes in working capital
Trade receivables and unbilled revenue		(459)	(818)
Prepayments and other assets		(164)	(852)
Trade payables		(107)	(124)
Client deposits		(16)	(2)
Unearned revenue		221	207
Other liabilities and provisions		759	122
Cash generated from operations		5,356	3,783
Income taxes paid		(1,205)	(744)
Net cash provided by operating activities		4,151	3,039
Investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors		(553)	(859)
Loans to employees		23	20
Deposits placed with corporation		(9)	(60)
Income on investments		86	28
Payment of contingent consideration pertaining to acquisition of business	2.9	(33)	(36)
Investment in equity and preference securities		(13)	(26)
Investment in others		(9)	–
Investment in certificates of deposit		(281)	–
Redemption of certificates of deposit		150	–
Investment in quoted debt securities		(1)	(5)
Redemption of quoted debt securities		4	4
Investment in liquid mutual fund units and fixed maturity plan securities		(16,472)	(10,669)
Redemption of liquid mutual fund units and fixed maturity plan securities		16,774	10,183
Net cash used in investing activities		(334)	(1,420)
Financing activities:
Payment of dividends		(3,363)	(3,256
Net cash used in financing activities		(3,363)	(3,256)
Effect of exchange rate changes on cash and cash equivalents		38	(10)
Net increase/(decrease) in cash and cash equivalents		454	(1,637)
Cash and cash equivalents at the beginning of the period	2.1	22,625	32,697
Cash and cash equivalents at the end of the period	2.1	23,117	31,050
Supplementary information:
Restricted cash balance	2.1	601	512

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W / W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co-Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S. Manikantha Company Secretary

Notes to the Interim Condensed Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a leading provider in consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares (ADS) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's interim condensed consolidated financial statements are authorized for issue by the Company's Board of Directors on July 14, 2017.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual consolidated financial statements for the year ended March 31, 2017. Accounting policies have been applied consistently to all periods presented in these interim condensed consolidated financial statements

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts, its subsidiaries and associate. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The Group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.11.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairement of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.7)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Financial instruments

Effective April 1, 2016, the Group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the Group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

-	Financial assets carried at amortised cost
-	Financial assets fair valued through other comprehensive income
-	Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the interim condensed consolidated financial statements.

1.9.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.9.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.10 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note 2.3 for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

1.11 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.12 Employee benefits

1.12.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and not reclassified to profit and loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.12.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.12.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

1.12.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.13 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Amendment to IFRS 2:

During the quarter, the Company has early adopted amendment to IFRS 2 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of the amendment did not have any material effect on the consolidated financial statements.

1.14 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

Amendment to IAS 7:

During the quarter, the Company adopted the amendment to IAS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material effect on the consolidated financial statements.

1.16 Recent accounting pronouncements

1.16.1 Standards issued but not yet effective

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits two possible methods of transition:

•	Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018 by using the full retrospective transition method to restate each prior reporting period presented. The Group derives revenues primarily from software development and related services and from the licensing of software products and is currently evaluating the effect of IFRS 15 on its consolidated financial statements and related disclosures.

IFRS 16 Leases :On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and advance consideration: On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

-	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

-	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

-	The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

2. Notes to the condensed consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	June 30, 2017	March 31, 2017
Cash and bank deposits	15,493	14,889
Deposits with financial institution	7,624	7,736
	23,117	22,625

Cash and cash equivalents as of June 30, 2017 and March 31, 2017 include restricted cash and bank balances of 601 crore and 572 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	June 30, 2017	March 31, 2017
Current Accounts
ANZ Bank, Taiwan	6	3
Axis Bank, India	1	1
Axis Bank - Unpaid Dividend Account	2	2
Banamex Bank, Mexico	2	2
Banamex Bank, Mexico (U.S. Dollar account)	8	8
Bank of America, Mexico	74	54
Bank of America, USA	960	1,030
Bank of Baroda, Mauritius	1	–
Bank Zachodni WBK S.A, Poland	10	4
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	2	–
Barclays Bank, UK	7	1
Bank Leumi, Israel (US Dollar account)	36	2
Bank Leumi, Israel	8	11
Bank Leumi, Israel (YEN account)	2	–
BNP Paribas Bank, Norway	43	17
China Merchants Bank, China	2	9
Citibank N.A, China	146	61
Citibank N.A., China (U.S. Dollar account)	19	11
Citibank N.A., Costa Rica	2	5
Citibank N.A., Australia	48	19
Citibank N.A., Brazil	20	30
Citibank N.A., Dubai	1	1
Citibank N.A., Hungary	3	3
Citibank N.A., India	2	3
Citibank N.A., Japan	6	12
Citibank N.A., New Zealand	8	10
Citibank N.A., Portugal	2	2
Citibank N.A., Singapore	–	2
Citibank N.A., South Korea	–	1
Citibank N.A., South Africa	15	9
CitiBank N.A., South Africa (Euro account)	1	1
Citibank N.A., Philippines, (U.S. Dollar account)	–	1
CitiBank N.A., USA	92	78
Citibank N.A., EEFC (U.S. Dollar account)	56	1
Commerzbank, Germany	21	18
Danske Bank, Sweden	1	–
Deutsche Bank, India	11	12
Deutsche Bank, Philippines	4	5
Deutsche Bank, Philippines (U.S. Dollar account)	3	4
Deutsche Bank, Poland	9	12
Deutsche Bank, Poland (Euro account)	3	4
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (Euro account)	28	25
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	83	76
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	5	10
Deutsche Bank, Belgium	65	10
Deutsche Bank, Malaysia	–	7
Deutsche Bank, Czech Republic	10	8
Deutsche Bank, Czech Republic (Euro account)	6	7
Deutsche Bank, Czech Republic (U.S. Dollar account)	29	30
Deutsche Bank, France	9	8
Deutsche Bank, Germany	13	48
Deutsche Bank, Netherlands	9	2
Deutsche Bank, Russia	9	3
Deutsche Bank, Russia (U.S. Dollar account)	8	1
Deutsche Bank, Singapore	1	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	22	9
Deutsche Bank, Switzerland (U.S. Dollar account)	–	1
Deutsche Bank, United Kingdom	43	26
Deutsche Bank, USA	2	12
HDFC Bank-Unpaid dividend account	2	2
HSBC Bank, Brazil	–	1
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	47	53
ICICI Bank, EEFC (Euro account)	–	1
ICICI Bank, EEFC (U.S. Dollar account)	17	5
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	1	1
ICICI Bank - Unpaid dividend account	21	13
ING Bank, Belgium	2	2
Nordbanken, Sweden	20	33
Punjab National Bank, India	13	6
Raiffeisen Bank, Czech Republic	4	4
Raiffeisen Bank, Romania	6	4
Royal Bank of Canada, Canada	118	83
Santander Bank, Argentina	2	1
State Bank of India, India	55	7
Silicon Valley Bank, USA	7	4
Silicon Valley Bank, EEFC (U.S. Dollar account)	1	–
Silicon Valley Bank (Euro account)	14	19
Silicon Valley Bank (United Kingdom Pound Sterling account)	3	2
Union Bank of Switzerland AG	–	3
Union Bank of Switzerland AG, (Euro account)	–	4
Union Bank of Switzerland AG, (Hong Kong Dollar account)	1	–
Wells Fargo Bank N.A., USA	39	33
Westpac, Australia	1	1
Yes Bank, India	9	–
	2,367	2,061
Deposit Accounts
Axis Bank	1,081	1,175
Bank BGZ BNP Paribas S.A	157	183
Barclays Bank	825	825
Canara Bank	259	261
Citibank	148	167
Deutsche Bank, Poland	105	71
HDFC Bank	2,444	469
HSBC Bank	500	500
ICICI Bank	5,425	4,869
IDBI Bank	–	1,750
IDFC Bank	200	200
IndusInd Bank	191	191
Kotak Mahindra Bank	535	535
South Indian Bank	450	450
Standard Chartered Bank	–	500
Syndicate Bank	49	49
Yes Bank	757	633
	13,126	12,828
Deposits with financial institution
HDFC Limited, India	6,924	7,036
LIC Housing Finance Limited	700	700
	7,624	7,736
Total	23,117	22,625

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

	As of
	June 30, 2017	March 31, 2017
(i) Current
Amortised Cost
Quoted debt securities
Cost	6	9
Fair Value through profit and loss
Liquid mutual funds
Fair value	1,560	1,803
Fixed Maturity Plan Securuties
Fair value	154	151
Fair Value through other comprehensive income
Quoted Debt Securities
Fair value	476	102
Certificates of deposit
Fair value	8,165	7,905
Unquoted equity and preference securities
Fair value	27	–
	10,388	9,970
(ii) Non-current
Amortised Cost
Quoted debt securities
Cost	1,898	1,898
Fair Value through other comprehensive income
Quoted debt securities
Fair value	3,545	3,873
Unquoted equity and preference securities
Fair value	147	159
Fair Value through profit and loss
Unquoted convertible promissory note
Fair value	11	10
Fixed Maturity Plan Securuties
Fair value	414	407
Others
Fair value	46	35
	6,061	6,382

Total investments	16,449	16,352
Investments carried at amortised cost	1,904	1,907
Investments carried at fair value through other comprehensive income	12,360	12,039
Investments carried at fair value through profit or loss	2,185	2,406

Liquid mutual funds:

The fair value of liquid mutual funds as of June 30, 2017 was 1,560 crore and as of March 31, 2017 was 1,803 crore. The fair value is based on quoted price.

Fixed maturity plan securities:

The fair value of fixed matutrity plan securities as of June 30, 2017 was 568 crore and as of March 31, 2017 was 558 crore. The fair value is based on market observable inputs.

Quoted debt securities carried at amortized cost:

Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi governement organisations.The fair value of quoted debt securities (including interest accrued) as of June 30, 2017 and March 31, 2017 was 2,222 crore and 2,168 crore, respectively. The fair value is based on quoted prices and market observable inputs.

Quoted debt securities fair valued through other comprehensive income:

Investment in quoted debt securities represents investments made in non-convertible debentures issued by government aided institutions. The fair value of non-convertible debentures (including interest accrued) as of June 30, 2017 and March 31, 2017 was 4,021 crore and 3,975 crore, respectively. The fair value is based on quoted prices and market observable inputs. The unrealised gain of 28 crore, net of taxes of 2 crore, has been recognized in other comprehensive income for the three months ended June 30, 2017.

Certificates of deposit

The fair value of certificate of deposits as of June 30, 2017 was 8,165 crore and as of March 31, 2017 was 7,905 crore. The fair value is based on market observable inputs. The unrealised loss of 1 crore, net of taxes of less than 1 crore, has been recognized in other comprehensive income for the three months ended June 30, 2017.

Unquoted equity and preference and other securities:

The fair value is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

2.3 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of June 30, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.1)	23,117	–	–	–	–	23,117	23,117
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	1,560	–	–	1,560	1,560
Fixed maturity plan securities	–	–	568	–	–	568	568
Quoted debt securities	1,904	–	–	–	4,021	5,925	6243*
Certificates of deposit	–	–	–	–	8,165	8,165	8,165
Unquoted equity and preference securities	–	–	–	174	–	174	174
Unquoted investment others	–	–	46	–	–	46	46
Unquoted convertible promissory notes	–	–	11	–	–	11	11
Trade receivables	12,488	–	–	–	–	12,488	12,488
Unbilled revenue	3,945	–	–	–	–	3,945	3,945
Prepayments and other assets (Refer to Note 2.4)	2,960	–	–	–	–	2,960	2,960
Derivative financial instruments	–	–	24	–	–	24	24
Total	44,414	–	2,209	174	12,186	58,983
Liabilities:
Trade payables	260	–	–	–	–	260	260
Derivative financial instruments	–	–	8	–	37	45	45
Client deposits	16	–	–	–	–	16	16
Other liabilities including contingent consideration (Refer to Note 2.5)	5,614	–	41	–	–	5,655	5,655
Total	5,890	–	49	–	37	5,976

* On account of fair value changes including interest accrued

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	22,625	–	–	–	–	22,625	22,625
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	1,803	–	–	1,803	1,803
Fixed maturity plan securities	–	–	558	–	–	558	558
Quoted debt securities	1,907	–	–	–	3,975	5,882	6143*
Certificates of deposit	–	–	–	–	7,905	7,905	7,905
Unquoted equity and preference securities:	–	–	–	159	–	159	159
Unquoted investments others	–	–	35	–	–	35	35
Unquoted convertible promissory note	–	–	10	–	–	10	10
Trade receivables	12,322	–	–	–	–	12,322	12,322
Unbilled revenue	3,648	–	–	–	–	3,648	3,648
Prepayments and other assets (Refer to Note 2.4)	2,658	–	–	–	–	2,658	2,658
Derivative financial instruments	–	–	232	–	52	284	284
Total	43,160	–	2,638	159	11,932	57,889
Liabilities:
Trade payables	367	–	–	–	–	367	367
Derivative financial instruments	–	–	2	–	–	2	2
Client deposits	32	–	–	–	–	32	32
Other liabilities including contingent consideration (Refer to Note 2.5)	4,941	–	85	–	–	5,026	5,026
Total	5,340	–	87	–	–	5,427

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as of June 30, 2017 is as follows:

(In crore)

	As of June 30, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,560	1,560	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	568	–	568	–
Investments in quoted debt securities (Refer to Note 2.2)	6,243	5,494	749	–
Investments in certificates of deposit (Refer to Note 2.2)	8,165	–	8,165	–
Investments in equity and preference securities (Refer to Note 2.2)	174	–	–	174
Investment in unquoted investments others (Refer to Note 2.2)	46	–	–	46
Investment in unquoted convertible promissory note (Refer to Note 2.2)	11	–	–	11
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	24	–	24	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	45	–	45	–
Liability towards contingent consideration (Refer to Note 2.5)*	41	–	–	41

*Discounted $7 million (approximately 45 crore) at 14%

During the three months ended June 30, 2017, quoted debt securities of 1,792 crore, were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

The fair value hierarchy of assets and liabilities measured as of March 31, 2017 is as follows:

(In crore)

	As of March 31, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,803	1,803	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	558	–	558	–
Investments in quoted debt securities (Refer to Note 2.2)	6,143	3,662	2,481	–
Investments in certificates of deposit (Refer to Note 2.2)	7,905	–	7,905	–
Investments in equity securities and preference securities(Refer to Note 2.2)	159	–	–	159
Investment in unquoted investments others (Refer to Note 2.2)	35	–	–	35
Investment in unquoted convertible promissory note (Refer to Note 2.2)	10	–	–	10
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	284	–	284	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer to Note 2.5)*	85	–	–	85

* Discounted $14 million (approximately 91 crore) at 14.2%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of June 30, 2017 from March 31, 2017 is on account of settlement of contingent consideration of 45 crore and change in discount rates and passage of time.

Income from financial assets or liabilities is as follows:

         (In crore)

	Three months ended June 30,
	2017	2016
Interest income from financial assets carried at amortised cost	427	651
Interest income on financial assets fair valued through other comprehensive income	203	–
Dividend income from investments carried at fair value through profit or loss	1	19
Gain / (loss) on investments carried at fair value through profit or loss	69	–
	700	670

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of June 30, 2017:

 (In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,392	160	55	156	851	2,614
Trade receivables	8,337	1,335	760	648	703	11,783
Unbilled revenue	2,172	487	325	147	318	3,449
Other assets	383	47	19	14	91	554
Trade payables	(80)	(36)	(31)	(5)	(82)	(234)
Client deposits	(10)	(2)	–	–	(4)	(16)
Accrued Expenses	(1,022)	(203)	(170)	(40)	(132)	(1,567)
Employee benefit obligations	(565)	(93)	(22)	(154)	(148)	(982)
Other liabilities	(861)	(145)	(48)	26	(258)	(1,338)
Net assets / (liabilities)	9,746	1,550	888	740	1,339	14,263

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Unbilled revenue	2,439	440	325	123	306	3,633
Other assets	423	95	47	36	97	698
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Client deposits	(11)	(3)	(14)	–	(5)	(33)
Accrued expenses	(954)	(215)	(140)	(39)	(148)	(1,496)
Employee benefit obligations	(556)	(79)	(22)	(150)	(125)	(932)
Other liabilities	(608)	(109)	(35)	(22)	(269)	(1,043)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

For each of the three months ended June 30, 2017 and June 30, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.49%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of
	June 30, 2017		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	70	516	95	658
In United Kingdom Pound Sterling	45	377	40	324
In Australian dollars	90	447	130	644
Option Contracts
In Euro	65	479	40	277
In United Kingdom Pound Sterling	10	84	–	–
In Australian dollars	40	198	–	–
Other derivatives
Forward contracts
In U.S. dollars	566	3,655	526	3,411
In Euro	91	671	114	786
In United Kingdom Pound Sterling	97	813	75	609
In Australian dollars	35	174	35	174
In Swiss Franc	–	–	10	65
In Singapore dollars	5	23	5	23
In Swedish Krona	50	38	50	36
In New Zealand dollars	5	24	–	–
In Canadian dollars	13	65	–	–
In Polish Zloty	37	64	–	–
Option Contracts
In U.S. dollars	223	1,437	195	1,265
In Euro	45	332	25	173
In United Kingdom Pound Sterling	20	167	30	243
In Canadian dollars	–	–	13	65
Total forwards & options		9,564		8,753

The Group recognized a net gain of 21 crore on derivative financial instruments during the three months ended June 30, 2017 and 47 crore during the three months ended June 30, 2016, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	June 30, 2017	March 31, 2017
Not later than one month	2,803	2,303
Later than one month and not later than three months	5,075	4,316
Later than three months and not later than one year	1,686	2,134
	9,564	8,753

During the three months ended June 30, 2017, the Group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to the statement of comprehensive income within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months ended June 30, 2017:

   (In crore)

Three months ended June 30, 2017
Balance at the beginning of the period	39
Gain / (loss) recognised in other comprehensive income during the period	(41)
Amount reclassified to revenue during the period	(47)
Tax impact on above	22
Balance at the end of the period	(27)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of
	June 30, 2017		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	45	(66)	285	(3)
Amount set off	(21)	21	(1)	1
Net amount presented in balance sheet	24	(45)	284	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 12,488 crore and 12,322 crore as of June 30, 2017 and March 31, 2017, respectively and unbilled revenue amounting to 3,945 crore and 3,648 crore as of June 30, 2017 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended June 30,
	2017	2016
Revenue from top customer	3.3	3.6
Revenue from top ten customers	20.0	22.2

Credit risk exposure

The reversal of allowance for lifetime expected credit losses on customer balances for the three months ended June 30, 2017 was 4 crore. The allowance for lifetime expected credit loss on customer balances for the three months ended June 30, 2016 was 15 crore respectively.

   (In crore)

	Three months ended
	June 30, 2017	June 30, 2016
Balance at the beginning	411	289
Translation differences	1	1
Impairment loss recognised / (reversed)	(4)	15
Write-offs	(3)	–
Balance at the end	405	305

The Company’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As of
	June 30, 2017	March 31, 2017
Trade receivables	12,488	12,322
Unbilled revenues	3,945	3,648
Days Sales Outstanding- DSO (days)	68	68

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures and certificates of deposit.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of June 30, 2017, the Group had a working capital of 38,977 crore including cash and cash equivalents of 23,117 crore and current investments of 10,388 crore. As of March 31, 2017, the Group had a working capital of 39,692 crore including cash and cash equivalents of 22,625 crore and current investments of 9,970 crore.

As of June 30, 2017 and March 31, 2017, the outstanding employee benefit obligations were 1,423 crore and 1,359 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of June 30, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	260	–	–	–	260
Client deposits	16	–	–	–	16
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	5,579	36	–	–	5,615
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	45	–	–	–	45

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	367	–	–	–	367
Client deposits	32	–	–	–	32
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	4,911	31	–	–	4,942
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	45	46	–	–	91

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	June 30, 2017	March 31, 2017
Current
Rental deposits	14	9
Security deposits	7	10
Loans to employees	255	272
Prepaid expenses(1)	502	441
Interest accrued and not due	851	576
Withholding taxes and others(1)	2,016	1,886
Advance payments to vendors for supply of goods(1)	87	131
Deposit with corporations	1,425	1,416
Deferred contract cost(1)	78	78
Other assets	77	37
	5,312	4,856
Non-current
Loans to employees	23	29
Deposit with corporations	48	48
Rental deposits	171	175
Security deposits	89	86
Deferred contract cost(1)	272	284
Prepaid expenses(1)	114	96
Prepaid gratuity(1)	39	79
	756	797
	6,068	5,653
Financial assets in prepayments and other assets	2,960	2,658

(1) Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront cost incurred for the contract and are amortised over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

	As of
	June 30, 2017	March 31, 2017
Current
Accrued compensation to employees	2,304	1,881
Accrued expenses	2,846	2,585
Withholding taxes and others(1)	1,288	1,226
Retainage	202	220
Liabilities of controlled trusts	140	145
Deferred income - government grant on land use rights(1)	1	1
Accrued gratutity (1)	1	1
Liability towards contingent consideration (Refer to Note 2.9)	41	45
Tax on dividend (1)	690	–
Deferred rent (1)	12	2
Others	87	80
	7,612	6,186
Non-current
Liability towards contingent consideration (Refer to Note 2.9)	–	40
Accrued compensation to employees	35	30
Deferred income - government grant on land use rights(1)	42	41
Deferred income(1)	40	42
	117	153
	7,729	6,339
Financial liabilities included in other liabilities	5,655	5,026
Financial liability towards contingent consideration on an undiscounted basis - Refer to Note 2.9	45	91

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Provisions comprise the following:

(In crore)

	As of
	June 30, 2017	March 31, 2017
Provision for post sales client support and other provisions	404	405
	404	405

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

Three months ended June 30, 2017
Balance as of April 1, 2017	405
Provision recognized / (reversed)	15
Provision utilized	(15)
Translation difference	(1)
Balance as of June 30, 2017	404

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of June 30, 2017 and March 31, 2017, claims against the Company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer to Note 2.11) amounted to 301 crore, each.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	–	52	56	159	41	2	310
Deletions	–	–	(2)	(31)	(2)	(2)	(37)
Translation difference	–	10	2	5	5	–	22
Gross carrying value as of June 30, 2017	1,764	7,341	3,079	4,674	1,738	31	18,627
Accumulated depreciation as of April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(1)	(67)	(100)	(170)	(62)	(1)	(401)
Accumulated depreciation on deletions	–	–	1	31	2	1	35
Translation difference	–	–	(1)	(5)	(3)	–	(9)
Accumulated depreciation as of June 30, 2017	(28)	(2,507)	(2,052)	(3,196)	(1,156)	(17)	(8,956)
Capital work-in progress as of June 30, 2017							2,177
Carrying value as of June 30, 2017	1,736	4,834	1,027	1,478	582	14	11,848
Capital work-in progress as of April 1, 2017							1,965
Carrying value as of April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Additions	9	36	162	184	52	3	446
Deletions	–	–	(3)	(15)	(1)	(1)	(20)
Translation difference	–	–	–	–	(1)	–	(1)
Gross carrying value as of June 30, 2016	1,629	6,361	2,757	4,241	1,494	31	16,513
Accumulated depreciation as of April 1, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Depreciation	(1)	(57)	(90)	(164)	(45)	(1)	(358)
Accumulated depreciation on deletions	–	–	3	15	1	1	20
Translation difference	–	–	–	–	1	(1)	–
Accumulated depreciation as of June 30, 2016	(23)	(2,258)	(1,695)	(2,766)	(1,029)	(18)	(7,789)
Capital work-in progress as of June 30, 2016							2,241
Carrying value as of June 30, 2016	1,606	4,103	1,062	1,475	465	13	10,965
Capital work-in progress as of April 1, 2016							1,893
Carrying value as of April 1, 2016	1,598	4,124	990	1,455	458	12	10,530

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Additions	144	981	487	801	379	8	2,800
Deletions	–	–	(56)	(315)	(113)	(6)	(490)
Translation difference	–	(27)	(6)	(17)	(16)	–	(66)
Gross carrying value as of March 31, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Accumulated depreciation as of April 1, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Depreciation	(5)	(239)	(380)	(678)	(210)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	31	230	92	5	358
Translation difference	–	–	5	13	11	–	29
Accumulated depreciation as of March 31, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Capital work-in progress as of March 31, 2017							1,965
Carrying value as of March 31, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as of April 1, 2016							1,893
Carrying value as of April 1, 2016	1,598	4,124	990	1,455	458	12	10,530

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 643 crore and 644 crore as of June 30, 2017 and March 31, 2017, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to either purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 891 crore and 1,149 crore, as of June 30, 2017 and March 31, 2017, respectively.

2.8 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	June 30, 2017	March 31, 2017
Carrying value at the beginning	3,652	3,764
Translation differences	49	(112)
Carrying value at the end	3,701	3,652

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

The following table presents the allocation of goodwill to operating segments as at March 31, 2017:

 (In crore)

Segment	As of
March 31, 2017
Financial services	826
Manufacturing	409
Retail, Consumer packaged goods and Logistics	556
Life Sciences, Healthcare and Insurance	638
Energy & Utilities, Communication and Services	765
3,194
Operating segments without significant goodwill	458
Total	3,652

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the Groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGU’s which are represented by a majority of the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

March 31, 2017
Long term growth rate	8-10
Operating margins	17-20
Discount rate	14.4

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.9 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the Group at each anniversary. During the year ended March 31, 2016 based on an assessment of Noah acheiving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3. For the three months ended June 30, 2017 and June 30, 2016, a post-acquisition employee remuneration expense of 13 crore and 31 crore, has been recorded in the statement of comprehensive income.

Proposed business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer of assets and liabilities between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the three months ended June 30, 2017 contingent consideration of 45 crore was paid to the sellers of Kallidus on the achievement of the certain financial targets. The balance contingent consideration as of June 30, 2017 and March 31, 2017 is 45 crore and 91 crore respectively, on an undiscounted basis.

2.10 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,12,64,702 and 1,12,89,514 shares, as of June 30, 2017 and March 31, 2017, respectively under the 2015 plan, out of which 100,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to CEO:

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of time-based RSUs of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. Time based RSUs of fair value of $2 million (approximately 13.42 crore) for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADSs.

Based on fiscal 2017 performance evaluation, the Board, on the recommendations of The Nomination and Remuneration committee, approved on April 13, 2017, performance based equity and stock options for fiscal 2017 comprising 1,32,483 RSUs amounting to US$ 1.9 million (approximately 12.91 crore) and 3,30,525 ESOPs amounting to US$ 0.96 million (approximately 6.46 crore). Further, the Board, also approved the annual time-based vesting grant for fiscal 2018 to Dr. Vishal Sikka, comprising of 1,37,741 RSUs amounting to US$2 million (approximately 12.97 crore).These RSUs and ESOPs have been granted effective May 2, 2017. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though the performance based awards for fiscal 2018 and the time based RSU’s for the remaining employment term have not been granted as of June 30, 2017, in accordance with IFRS 2 Share-based Payment, the Company has recorded employee stock based compensation expense. The Company has recorded employee stock based compensation expense of 10 crore and 9 crore during the three months ended June 30, 2017 and June 30, 2016 towards CEO compensation.

Stock incentives granted to COO:

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U.B.Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMP (other than CEO and COO)

On November 1, 2016, 245,750 RSUs and 502,550 stock options were granted under the 2015 plan, to key management personnel, excluding CEO and COO, based on fiscal 2016 performance. Additionally, on November 1, 2016, 1,500 RSUs were granted to the Acting General Counsel and the same were outstanding as of June 30, 2017. These RSUs and stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the three months ended June 30, 2017 and June 30, 2016, we recorded an employee stock compensation expense of 12 crore and 9 crore, respectively towards key managerial personnel including CEO and COO.

Stock incentive granted to other employees:

During fiscal 2017, the Company granted 2,506,740 RSUs and 703,300 ESOPs and 112,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the Company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service.

The Company recorded an employee stock compensation expense in the statement of profit and loss for the three months ended June 30, 2017 and June 30, 2016 of 46 crore and 9 crore respectively. Further, the cash settled stock compensation expense (included above) for the three months ended June 30, 2017 and June 30, 2016 was 1 crore and Nil respectively. This comprises of expense pertaining to CEO, COO, other KMP and other employees. As of June 30, 2017 and March 31, 2017 94,090 and 106,845 incentive units were outstanding (net of forfeitures).

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan):The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr. Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended June 30, 2017 and June 30, 2016 is set out below:

Particulars	Three months ended June 30, 2017		Three months ended June 30, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: Indian equity shares (RSU - IES)
Outstanding at the beginning	20,03,928	5	2,21,505	5
Granted	31,750	5	–	–
Forfeited and expired	31,695	5	–	–
Exercised	24,812	5	12,406	5
Outstanding at the end	19,79,171	5	2,09,099	5
Exercisable at the end	–	–	–	–
2015 Plan: Employee Stock Options (ESOPs- IES)
Outstanding at the beginning	3,09,650	998	–	–
Granted	50,200	919	–	–
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	3,59,850	987	–	–
Exercisable at the end	–	–	–	–

Particulars	Three months ended June 30, 2017
	Shares arising out of options	Weighted average exercise price ($)
2015 Plan: American Depository Shares (RSU - ADS)
Outstanding at the beginning	9,57,445	0.07
Granted	3,02,814	0.07
Forfeited and expired	13,425	0.07
Exercised	–	–
Outstanding at the end	12,46,834	0.07
Exercisable at the end	–	–
2015 Plan: Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	8,88,000	15.26
Granted	3,96,925	14.54
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	12,84,925	15.05
Exercisable at the end	–	–

There was no activity in 2015 plan during the three months ended June 30, 2016 involving equity shares represented by ADS

During the three months ended June 30, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 943/-

During the three months ended June 30, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,206/-

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of June 30, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	32,26,005	1.71	5.00
900 - 1100 (ESOP)	16,44,775	6.98	974.50
	48,70,780	3.49	332.38

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	29,61,373	1.88	5.00
900 - 1100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	923	923	14.52	14.52
Exercise price ()/ ($- ADS)	5.00	919	0.07	14.54
Expected volatility (%)	21-25	25-28	23-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	857	254	13.50	2.91

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three month ended June 30,
	2017	2016
Current taxes
Domestic taxes	1,076	1,094
Foreign taxes	423	373
	1,499	1,467
Deferred taxes
Domestic taxes	(89)	(29)
Foreign taxes	(39)	(76)
	(128)	(105)
Income tax expense	1,371	1,362

Income tax expense for the three months ended June 30, 2017 and June 30, 2016 includes reversals (net of provisions) of 15 crore and provisions (net of reversals) of 8 crore, respectively, pertaining to prior periods.

Entire deferred income tax for the three months ended June 30, 2017 and June 30, 2016 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended June 30,
	2017	2016
Profit before income taxes	4,854	4,798
Enacted tax rates in India	34.61%	34.61%
Computed expected tax expense	1,680	1,661
Tax effect due to non-taxable income for Indian tax purposes	(597)	(484)
Overseas taxes	223	190
Tax provision (reversals), overseas and domestic	(15)	8
Effect of exempt non-operating income	(17)	(28)
Effect of unrecognized deferred tax assets	72	(3)
Effect of differential overseas tax rates	9	2
Effect of non-deductible expenses	33	32
Additional deduction on research and development expense	(4)	(14)
Others	(13)	(2)
Income tax expense	1,371	1,362

The applicable Indian statutory tax rates for fiscal 2018 and fiscal 2017 is 34.61%, respectively.

During the quarter ended June 30, 2017 and June 30, 2016, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which was valid upto March 31, 2017. The weighted tax deduction is equal to 150% for quarter ended June 30, 2017 and 200% for quarter ended June 30, 2016 of such expenditure incurred. The Company has applied for renewal of the R&D recognition with DSIR which is pending approval.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Reinvestment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As of June 30, 2017 and March 31, 2017, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 4,982 crore and 4,682 crore) amounted to 1,489 crore and 1,696 crore respectively.

Claims against the Company not acknowledged as debts as on June 30, 2017 include demand from the Indian Income tax authorities for payment of tax including interest upon completion of their tax assessment for fiscal 2007, 2008, 2009, 2010, 2011, 2012 and 2013. Demands were paid to statutory tax authorities in full except for fiscal year 2009, 2011, 2012 and 2013.

Demand for fiscal 2007, 2008 and 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, 2008, 2009, 2010 and 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. During the quarter, the Company has received the appeal order for fiscal 2007, 2008 and 2009 allowing deduction under section 10AA of the Income Tax Act for the units and deduction of foreign currency expenditure from export and total turnover. The order giving effect for the above mentioned years has not been received. The Company is in the process of filing appeal for fiscal 2007, 2008 and 2009 before Hon'ble Income Tax Appellate tribunal against the issues which are held against the Company by the Commissioner of Income Tax (Appeals) Bangalore. Demand for fiscal 2012 and 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2013 is pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010, fiscal 2011 and fiscal 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore.

The Company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three month ended June 30,
	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	228,56,57,604	228,56,22,329
Effect of dilutive common equivalent shares - share options outstanding	14,00,544	1,45,793
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	228,70,58,148	228,57,68,122

(1)	excludes treasury shares

For the three months ended June 30, 2017, 264,886 number of options to purchase equity shares had an anti-dilutive effect. For the three months ended June 30, 2016, there were no outstanding option to purchase equity shares which had an anti-dilutive effect.

2.13 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

The following were the changes in key management personnel:-

•	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned from the company effective June 24, 2017
•	Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, appointed as an Executive Officer effective July 14, 2017
•	Sandeep Dadlani, President, resigned from the company effective July 14, 2017

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

	Three months ended June 30,
	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers(1)	26	21
Commission and other benefits to non-executive/independent directors	3	3
Total	29	24

(1)	Includes employee stock compensation expense of 12 crore and 9 crore for the three months ended June 30, 2017 and June 30, 2016, respectively towards key managerial personnel (Refer Note 2.10)

Investment in Associate

During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

2.14 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in IFRS 8, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan, China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business segments

Three months ended June 30, 2017 and June 30, 2016

    (In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	4,594	1,863	3,957	2,695	2,170	1,235	564	17,078
	4,551	1,844	3,719	2,861	2,004	1,322	481	16,782
Identifiable operating expenses	2,301	1,007	1,967	1,296	1,069	676	309	8,625
	2,238	949	1,757	1,370	1,000	683	344	8,341
Allocated expenses	998	432	917	624	503	286	131	3,891
	1,046	444	896	689	482	318	116	3,991
Segment profit	1,295	424	1,073	775	598	273	124	4,562
	1,267	451	1,066	802	522	321	21	4,450
Unallocable expenses								451
								403
Operating profit								4,111
								4,047
Other income, net								814
								753
Share in associate's profit / (loss)								–
								(2)
Write-down of investment in associate								(71)
								–
Profit before income taxes								4,854
								4,798
Income tax expense								1,371
								1,362
Net profit								3,483
								3,436
Depreciation and amortization								450
								400
Non-cash expenses other than depreciation and amortization								1
								3

2.14.2 Geographic segments

Three months ended June 30, 2017 and June 30, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	10,441	3,831	605	2,201	17,078
	10,400	3,868	457	2,057	16,782
Identifiable operating expenses	5,417	1,990	209	1,009	8,625
	5,336	1,845	247	913	8,341
Allocated expenses	2,415	884	119	473	3,891
	2,503	928	95	465	3,991
Segment profit	2,609	957	277	719	4,562
	2,561	1,095	115	679	4,450
Unallocable expenses					451
					403
Operating profit					4,111
					4,047
Other income, net					814
					753
Share in associate's profit / (loss)					–
					(2)
Write-down of investment in associate					(71)
					–
Profit before income taxes					4,854
					4,798
Income tax expense					1,371
					1,362
Net profit					3,483
					3,436
Depreciation and amortization					450
					400
Non-cash expenses other than depreciation and amortization					1
					3

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2017 and June 30, 2016.

2.15 Break-up of expenses

Cost of sales

(In crore)

	Three months ended June 30,
	2017	2016
Employee benefit costs	8,329	8,286
Depreciation and amortization	450	400
Travelling costs	390	566
Cost of Software packages for own use	218	183
Consultancy and professional charges	13	7
Third party items bought for service delivery to clients	221	93
Cost of technical sub-contractors	1,061	917
Operating lease payments	77	73
Communication costs	54	54
Repairs and maintenance	74	77
Provision for post-sales client support	10	21
Others	3	4
Total	10,900	10,681

Selling and marketing expenses

(In crore)

	Three months ended June 30,
	2017	2016
Employee benefit costs	668	661
Travelling costs	80	102
Branding and marketing	92	116
Operating lease payments	19	14
Communication costs	5	5
Consultancy and professional charges	14	12
Others	10	10
Total	888	920

Administrative expenses

(In crore)

	Three months ended June 30,
	2017	2016
Employee benefit costs	369	335
Consultancy and professional charges	219	165
Repairs and maintenance	228	252
Power and fuel	49	63
Communication costs	67	62
Travelling costs	57	72
Impairment loss recognised/(reversed) on financial assets	(2)	15
Rates and taxes	49	40
Insurance charges	13	14
Operating lease payments	33	22
Commission to non-whole time directors	3	3
Contribution towards Corporate Social Responsibility	47	49
Others	47	42
Total	1,179	1,134

2.16 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the three months ended June 30, 2017 and June 30, 2016 was 14.75/- and 14.25/- respectively.

2.17 Capital allocation policy

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1.	The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2.	Additionally, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

2.18 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 11,264,702 and 11,289,514 shares were held by controlled trust, as of June 30, 2017 and March 31, 2017, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

for and on behalf of the Board of Directors of Infosys Limited

R. Seshasayee	Ravi Venkatesan	Dr. Vishal Sikka	U. B. Pravin Rao
Chairman	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director
Bengaluru	Roopa Kudva	M. D. Ranganath	A.G.S. Manikantha
July 14, 2017	Director	Chief Financial Officer	Company Secretary

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Condensed Consolidated Financial Statements

We have audited the accompanying Interim Condensed Consolidated Financial Statements of INFOSYS LIMITED (“the Company") and its subsidiaries (the Company and its subsidiaries together referred to as "the Group"), which comprise the Condensed Consolidated Balance Sheet as at June 30, 2017, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Cash Flows, for the three months period then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim condensed consolidated financial statements").

Management's Responsibility for the Interim Condensed Consolidated Financial Statements

The Company's Board of Directors are responsible for the preparation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

This responsibility also includes maintenance of adequate accounting records, for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these interim condensed consolidated financial statements based on our audit.

We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim condensed consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim condensed consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation and presentation of the interim condensed consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Board of Directors, as well as evaluating the overall presentation of the interim condensed consolidated financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with the aforesaid accounting principles, of the consolidated state of affairs of the Group as at June 30, 2017, and their consolidated profit, consolidated total comprehensive income, consolidated changes in equity and their consolidated cash flows for the three months period ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)

Bengaluru, July 14, 2017